Exhibit 99.6

FORM OF LETTER TO CLIENTS OF BROKERS AND OTHER NOMINEE HOLDERS OF VITRU LIMITED

Subscription Rights to Purchase Common Shares
Offered Pursuant to Subscription Rights
Distributed to Shareholders
of Vitru Limited

October 24, 2022

To Our Clients:

Enclosed for your consideration are a prospectus supplement dated October 24, 2022 (the “Prospectus Supplement” and together with the base prospectus dated October 25, 2021, the “Prospectus”) and the “Instructions as to Use of Vitru Limited Nontransferable Subscription Rights Certificates” relating to the rights offering (the “Rights Offering”) by Vitru Limited, a Cayman Islands exempted company (the “Company”), of its Common Shares, par value US$0.00005 per share (the “Common Shares”), pursuant to nontransferable subscription rights (“Subscription Rights”) distributed to all shareholders of record of the Company as of 5:00 p.m., Eastern Time, on October 21, 2022 (the “Record Date”). The Subscription Rights and Common Shares are described in the Prospectus Supplement.

In the Rights Offering, we are distributing at no charge to the holders of our Common Shares on the Record Date, nontransferable Subscription Rights to purchase up to an aggregate of 4,818,123 of our Common Shares, as described in the Prospectus Supplement.

The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on November 17, 2022 (the “Expiration Date”).

As described in the Prospectus Supplement, you will receive one Subscription Right for each six Common Shares owned as of 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right will entitle you to subscribe for one Common Share at the subscription price of US$16.02 per whole share (the “Subscription Price”). For example, if you owned 1,000 Common Shares as of 5:00 p.m., Eastern Time, on the Record Date, you would be granted Subscription Rights to purchase an aggregate of 166 Common Shares (rounded down to the nearest whole Common Share, with the total subscription payment being adjusted accordingly, as discussed below) at the Subscription Price per share. After the completion of the Rights Offering, any excess subscription amounts paid by a subscriber, including any excess subscription payments received by American Stock Transfer & Trust Company, LLC (the “Subscription Agent”), will be returned to the subscriber, without interest or deduction, as soon as practicable.

The Subscription Rights are evidenced by a Nontransferable Subscription Rights Certificate issued to shareholders of record and will cease to have any value at the Expiration Date.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON SHARES CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. THE SUBSCRIPTION RIGHTS MAY BE EXERCISED ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Common Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus Supplement. However, we urge you to read the document carefully before instructing us to exercise your Subscription Rights.

If you wish to have us, on your behalf, exercise the Subscription Rights for any Common Shares to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form.

Exhibit 99.6- 1

Your Beneficial Owner Election Form should be forwarded to us as promptly as possible in order to permit us to exercise your Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Date. Please contact us for our deadline with respect to your submission of the Beneficial Owner Election Form. Once you have exercised your Subscription Rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your Subscription Rights.

Additional copies of the enclosed materials may be obtained from D. F. King & Co., Inc., the information agent for this rights offering, by calling +1 866-796-1290. Any questions or requests for assistance concerning the rights offering should be directed to the information agent.

Very truly yours,

Vitru Limited

Exhibit 99.6- 2